

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Ajay Kochhar
President and Chief Executive Officer
Li-Cycle Holdings Corp.
207 Queens Quay West, Suite 590
Toronto, ON M5J 1A7
Canada

> **Re: Li-Cycle Holdings Corp.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2024**
> **File No. 333-278010**

Dear Ajay Kochhar:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Anuja Majmudar at 202-551-3844 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Andrea Merediz Basham